SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. __)*

Pensare Acquisition Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

70957E105
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70957E105	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Pensare Sponsor Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (see instructions) (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,818,500
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,818,500
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,818,500*

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.0%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Represents common stock, par value $0.001 per share, of the Issuer which is held directly by Pensare Sponsor Group, LLC and indirectly by Darrell J. Mays, who is the managing member of Pensare Sponsor Group, LLC. Mr. Mays disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

CUSIP No. 70957E105	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Darrell J. Mays
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (see instructions) (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,818,500
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,818,500
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,818,500*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.0%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Represents common stock, par value $0.001 per share, of the Issuer which is held directly by Pensare Sponsor Group, LLC and indirectly by Darrell J. Mays, who is the managing member of Pensare Sponsor Group, LLC. Mr. Mays disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

CUSIP No. 70957E105	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Pensare Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1720 Peachtree Street, Suite 629, Atlanta, GA 30309

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) Pensare Sponsor Group, LLC (“Pensare Sponsor”) (ii) Darrell J. Mays
Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 1720 Peachtree Street, Suite 629, Atlanta, GA 30309.

Item 2(c).	Citizenship:

Pensare Sponsor is a Delaware limited liability company and Mr. Mays is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.001 per share (the “Shares”).

Item 2(e).	CUSIP Number:

70957E105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No. 70957E105	13G	Page 5 of 7 Pages

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:______________________

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

Disclosure for each Reporting Person:

(a)	Amount beneficially owned: 5,818,500 Shares

(b)	Percent of class: 15.0%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 5,818,500 Shares

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 5,818,500 Shares

Pensare Sponsor holds 5,818,500 Shares, which represent 15.0% of the total Shares issued and outstanding as of November 14, 2017, based on an aggregate of 38,812,500 Shares, outstanding as of September 30, 2017, as reported in the Report of the Issuer on Form 10-Q that was filed with the Securities and Exchange Commission on November 15, 2017.

The securities described above are held directly by Pensare Sponsor and indirectly by Darrell J. Mays, who is the managing member of Pensare Sponsor. Mr. Mays disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

CUSIP No. 70957E105	13G	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. 70957E105	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

PENSARE SPONSOR GROUP, LLC

By:	/s/ Darrell J. Mays
Name: Darrell J. Mays Title: Managing Member

/s/ Darrell J. Mays
Name: Darrell J. Mays

Exhibit 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning her, him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that she, he or it knows or has reason to believe that such information is inaccurate.

PENSARE SPONSOR GROUP, LLC

By:	/s/ Darrell J. Mays
Name: Darrell J. Mays
Title: Managing Member

/s/ Darrell J. Mays
Name: Darrell J. Mays